March 3, 2020

Andreas Spiegler
Chairman and Chief Executive Officer
Industrial Technical Holdings Corporation
Huanxiu Street Office, Shuanglong Industrial Park
266201 Jimo
Qingdao, China

       Re: Industrial Technical Holdings Corporation
           Amendment No. 3 to Registration Statement on Form F-1
           Filed February 24, 2020
           File No. 333-233613

Dear Mr. Spiegler:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2020 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed February 24, 2020

Six Months Ended June 30, 2019, page 74

1. Please reconcile your response to prior comment 1 regarding the sales of baler machines in June 2019 with your disclosure here regarding no new products. Ordinary Shares, page 107

2. Please expand your revisions in response to prior comment 6 to clarify whether the indemnification and hold harmless provisions cited in your disclosure applies to liabilities under the federal securities laws.
 Andreas Spiegler
Industrial Technical Holdings Corporation
March 3, 2020
Page 2
Related Party Transactions, page 108

3. We note your response to prior comment 7. Please clarify how an "Advance for operations" generates an amount that is due to you from your officers. Also disclose the interest rate and date that each of the advances mentioned in this section must be repaid.
Item 8. Exhibits and Financial Statement Schedules
Consent of independent accounting firm Centurion ZD CPA & Co. , page 115

4. Please have your accounting firm provide an updated consent. Signatures, page 117

5. We note your response to prior comment 8. However, Form F-1 must be signed by both your principal accounting officer and your principal financial officer. Please revise below the second paragraph of text required on the Signatures page to indicate who signed your registration statement in each of these capacities.
Exhibits

6. We note your response to prior comment 2. Please file each counsel's consent expressly stating that counsel consents to the summarization of its opinion as you have done in your prospectus. Also, please reconcile the names of your subsidiaries in exhibits 5.2, 5.3 and
      5.4 with your disclosure on page 5.
7. Please file the leases expiring in 2021 mentioned in your revisions on page 78.
        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Russell Mancuso at
202-551-3617 with any other questions.



                                                            Sincerely,
FirstName LastNameAndreas Spiegler
                                                       Division of Corporation
Finance
Comapany NameIndustrial Technical Holdings Corporation
                                                       Office of Technology
March 3, 2020 Page 2
cc:       Andrew J. Befumo, Esq.
FirstName LastName